Filed Pursuant to Rule 424(b)(3)

Registration No. 333-294714

Prospectus Supplement No. 1

(to Prospectus dated April 22, 2026)

UP TO 30,221,578 ORDINARY SHARES

OF

AIR HOLDINGS LIMITED

This prospectus supplement is being filed to update and supplement the information contained in the proxy statement/prospectus dated April 22, 2026 (the “Prospectus”), which forms part of our registration statement on Form F-4 (No. 333-294714). This prospectus supplement is being filed to update, amend and supplement the information previously included in the Prospectus with the information attached to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

CAEP Class A Ordinary Shares are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “CAEP.” On May 10, 2026, the last reported sale price of CAEP Class A Ordinary Shares on Nasdaq was $10.97 per share. Pubco has applied to list the Pubco Ordinary Shares on the Nasdaq Capital Market under the symbol “AIIR” upon the closing of the business combination.

Investing in the Pubco Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page 47 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus supplement dated May 11, 2026

Forward Purchase Agreement

On May 11, 2026, CAEP and Pubco entered into a forward purchase agreement (the “Forward Purchase Agreement”) with Harraden Circle Investors, LP (“HCI”), (ii) Harraden Circle Special Opportunities, LP (“HCSO”), (iii) Harraden Circle Strategic Investments, LP (“HCSI”), (iv) Harraden Circle Concentrated, LP (“HCC”) (with HCI, HCSO, HCSI, HCC collectively, as “Seller”) for a prepaid share forward transaction. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Forward Purchase Agreement.

Pursuant to the terms of the Forward Purchase Agreement, the Seller has agreed to purchase up to 5,000,000 Class A ordinary shares, par value $0.0001 per share, of CAEP (the “Shares”) in accordance with the terms and conditions therein. The Forward Purchase Agreement provides that the Seller will be prepaid an aggregate cash amount (the “Prepayment Amount”) equal to the (i) number of Shares, multiplied by (ii) the per-share redemption price at the closing of the Business Combination (the “Initial Price”). The Seller will be paid the Prepayment Amount directly from CAEP’s trust account on the earlier of (a) one (1) business day after the closing of the Business Combination and (b) the date any assets from the trust account are disbursed in connection with the Business Combination.

From time to time and on any business day on which Nasdaq and commercial banks in the City of New York are open for business (an “Exchange Business Day”) following the closing of the Business Combination (any such date, an “MET Date”), and subject to the terms and conditions therein, the Seller shall terminate the Transaction in whole or in part with respect to a number of Shares equal to or greater than 5,000 Shares that are sold by Seller on or prior to such MET Date by giving notice of such termination and the specified number of Shares (such quantity, the “Terminated Shares”); provided that, notwithstanding the foregoing, if at any time the number of Shares subject to the Forward Purchase Agreement is less than 5,000 Shares, any sale, transfer or other disposition of the number of Recycled Shares by Seller on any Exchange Business Day shall constitute a Mandatory Early Termination with respect to such Recycled Shares on such Exchange Business Day. Upon any sale of Recycled Shares equal to or greater than 5,000 Shares by Seller (or upon sale of any number of Shares if the number of Shares is less than 5,000 Shares at such time), (i) Seller shall provide same-day written notification to Pubco identifying the number of Recycled Shares sold and the price per Recycled Share at which such Recycled Shares were sold (the “Average Price”), and (ii) Pubco shall be entitled to an amount from Seller equal to (a) the Terminated Shares multiplied by (b) the sum of (x) the Initial Price and (y) if the Average Price is greater than $15, the Average Price minus $15, which amount Seller shall pay to Pubco within four settlement cycles following each MET Date. Seller may not sell any Recycled Shares below the minimum sales price or in excess of the volume limits set forth in the Forward Purchase Agreement.

The Forward Purchase Agreement maturity date will be the earlier of (a) 6 months after the closing of the Business Combination, or (b) ten Exchange Business Days following the date upon which Pubco, in its sole discretion, delivers written notice to Seller that Pubco is accelerating the maturity date; provided that such notice will not be effective until three months after the closing of the Business Combination. In addition, Pubco has the right, in its sole discretion, to extend the maturity up to two times by three months each time by delivering written notice to Seller at least ten Exchange Business Days in advance of the then-scheduled maturity date. At maturity, in exchange for the return of the number of remaining Shares under the Forward Purchase Agreement, the Seller shall retain an amount equal to (i) the number of Shares multiplied by (ii) the Initial Price.

The Seller also agreed to waive any redemption rights with respect to the Shares during the term of the Forward Purchase Agreement.

Lock-up Release

In connection with the closing of the Business Combination, CAEP, AIR and Pubco intend to enter into an agreement to waive the lock-up restrictions applicable for up to 1.5 million Class B ordinary shares, par value $0.0001 per share, of CAEP held by Cantor EP Holdings III, LLC in order to facilitate compliance with certain Nasdaq listing requirements.